SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

GENCOR INDUSTRIES, INC.
(Name of Subject Company (Issuer))

GENCOR INDUSTRIES, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

368678108
(CUSIP Number of Class of Securities)

___________________________________

E.J. Elliott
Chairman of the Board of Directors and President
5201 North Orange Blossom Trail
Orlando, Florida 32810
(407) 290-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

copy to:

Jeffery A. Bahnsen, Esquire
Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, FL 32801
(407) 420-1000

___________________________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$16,209,166	$1,311.32

*     For the purpose of calculating the filing fee only, this amount is based on the purchase of 5,788,988 shares of common stock at the last reported sale price of $2.80 per share on November 10, 2003. Such number of shares represents the sum of our 6,884,070 outstanding shares of common stock plus 410,000 shares of common stock issuable upon the exercise of all of our 300,000 outstanding options and conversion of 110,000 shares of our Class B stock, less 1,505,082 shares of common stock held by the continuing stockholders who have notified us that they do not intend to tender their shares in this offer.

**     The fee is $80.90 per $1,000,000 of the aggregate transaction valuation, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the SEC on February 21, 2003.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,311.32
Form or Registration No.: Schedule TO
Filing Party: Gencor Industries, Inc.
Date Filed: November 13, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 13, 2003, as amended by Amendment No. 1 filed with the SEC on November 21, 2003, (collectively, the “Schedule TO”), by Gencor Industries, Inc., a Delaware corporation, relating to a cash tender offer and offer to exchange our outstanding shares of common stock, par value $0.10 per share, for cash and our 10% junior subordinated notes, net to the seller, upon the terms and subject to the conditions set forth in the offering circular dated November 13, 2003, a copy of which was filed as exhibit (a)(1) to the Schedule TO, and in the related letter of transmittal, a copy of which was filed as exhibit (a)(2) to the Schedule TO.

     The information set forth in the Schedule TO and all exhibits attached thereto is expressly incorporated herein by reference in response to all the Items of this Amendment No. 2 to Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the Items in the Schedule TO, except as set forth below. Except as provided herein, this Amendment No. 2 does not alter the terms and conditions previously set forth in the offer, and should be read in conjunction with the Schedule TO.

Item 1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by including the following:

The offer was terminated on Wednesday, December 3, 2003. The full text of the press release issued on December 3, 2003 by Gencor Industries, Inc. announcing the termination of the offer is filed as Exhibit (a)(9) and is incorporated by reference.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by including the following:

The offer was terminated on Wednesday, December 3, 2003. The full text of the press release issued on December 3, 2003 by Gencor Industries, Inc. announcing the termination of the offer is filed as Exhibit (a)(9) and is incorporated by reference.

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Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of Schedule TO is hereby amended and supplemented by including the following:

The offer was terminated on Wednesday, December 3, 2003. The full text of the press release issued on December 3, 2003 by Gencor Industries, Inc. announcing the termination of the offer is filed as Exhibit (a)(9) and is incorporated by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of Schedule TO is hereby amended and supplemented by including the following:

The offer was terminated on Wednesday, December 3, 2003. Gencor did not acquire any shares of common stock in the offer. The full text of the press release issued on December 3, 2003 by Gencor Industries, Inc. announcing the termination of the offer is filed as Exhibit (a)(9) and is incorporated by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)	Offering Circular, dated November 13, 2003.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Letter to Stockholders from Gencor Industries, Inc..*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Press Release issued by Gencor Industries, Inc. on November 13, 2003.*
(a)(9)	Press Release issued by Gencor Industries, Inc. on December 2, 2003.
(b)	Revolving Credit and Security Agreement dated August 1, 2003 between Gencor Industries, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 4.48 to Gencor Industries, Inc.’s Current Report on Form 8-K filed on August 8, 2003).*
(c)	Fairness Opinion of Capitalink, L.C., dated October 7, 2003, (Included as Schedule II to the offering circular filed herewith as Exhibit (a)(1)).*
(d)(1)	Form of 10% Junior Subordinated Note.*
{d)(2)	Form of Indenture relating to the 10% Junior Subordinated Notes.*
(d)(3)	Form of Deposit Agreement relating to the 10% Junior Subordinated Notes.*
(f)	Summary of Stockholders’ Appraisal Rights (Included as Schedule III to the offering circular filed herewith as Exhibit (a)(1)).*
(g)	None.
(h)	None.

*     Previously filed with the SEC on November 13, 2003 with the Tender Offer Statement on Schedule TO.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003

GENCOR INDUSTRIES, INC

	By:	/s/ E. J. Elliott

Name: E. J. Elliott
Title: Chairman of the Board of Directors and President

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Offering Circular.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Letter to Stockholders from Gencor Industries, Inc..*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Press Release issued by Gencor Industries, Inc. on November 13, 2003.*
(a)(9)	Press Release issued by Gencor Industries, Inc. on December 2, 2003.
(b)	Revolving Credit and Security Agreement dated August 1, 2003 between Gencor Industries, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 4.48 to Gencor Industries, Inc.’s Current Report on Form 8-K filed on August 8, 2003).*
(c)	Fairness Opinion of Capitalink, L.C., dated October 7, 2003 (Included as Schedule II to the offering circular filed herewith as Exhibit (a)(1)).*
(d)(1)	Form of 10% Junior Subordinated Note.*
(d)(2)	Form of Indenture relating to the 10% Junior Subordinated Notes.*
(d)(3)	Form of Deposit Agreement relating to the 10% Junior Subordinated Notes.*
(f)	Summary of Stockholders’ Appraisal Rights (Included as Schedule III to the offering circular filed herewith as Exhibit (a)(1)).*
(g)	None.
(h)	None.

*     Previously filed with the SEC on November 13, 2003 with the Tender Offer Statement on Schedule TO.

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